

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

May 4, 2011

<u>**Via U.S. mail and facsimile**</u>

Mr. Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

      **Re: Colgate-Palmolive Company
           Form 10-K for the Year Ended December 31, 2010
           Form 10-Q for the Period Ended March 31, 2011
           File No. 1-644**

Dear Mr. Hickey:

     We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Rufus Decker
                     Accounting Branch Chief